SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of February, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON Sees Signs of Market Stabilization

Rising Utilization Rates, still Limited Order Visibility
Highest 2012 Order Intake and Revenues Recorded in Q4/2012
Focus on Cost Control and Cash Flow
Continuing R&D Investments

Aachen, Germany, February 28, 2013 - AIXTRON SE (ISIN DE000A0WMPJ6), a leading provider of deposition equipment to the semiconductor industry, today announced revenues of EUR 227.8m and an EBIT loss of EUR -132.3m for the fiscal year 2012.

A slow recovery of revenues but a virtually flat order intake throughout the year reflects a reluctant investment attitude by customers and a continuation of macroeconomic uncertainty. Despite an improving market consensus on the potential outlook for the back end of 2013, Management is unable at this stage to offer a precise revenue and EBIT margin guidance for the year, due to the prevailing low visibility.

Key Financials

	2012	2011	+/-	2012	2011	+/-
(in EUR million)	FY	FY		Q4	Q4
Revenues	227.8	611.0	-63%	77.5	140.1	-45%
Gross profit	0.4	231.4	n.m.	17.7	11.8	50%
Gross margin	n.m.	38%	-38pp	23%	8%	15pp
Operating result (EBIT)	-132.3	112.9	n.m.	-19.3	-16.9	-14%
EBIT margin	-58%	18%	-76pp	-25%	-12%	-13pp
Net result	-145.4	79.5	n.m.	-43.2	-10.9	n.m.
Net result margin	-64%	13%	-77pp	-56%	-8%	-48pp
Net result per share - basic (EUR)	-1.44	0.79	n.m.	-0.43	-0.11	n.m.
Net result per share - diluted (EUR)	-1.44	0.78	n.m.	-0.43	-0.11	n.m.
Dividend proposal/dividend per share (EUR)	0.00	0.25
Equipment order intake	131.4	513.4	-74%	35.5	29.3	21%
Equipment order backlog (end of period)	79.4	141.0	-44%	79.4	141.0	-44%

Financial Highlights

Throughout fiscal year 2012, AIXTRON customers remained hesitant in adding significant LED manufacturing capacity, despite increasingly high utilization rates at some mainline Asian manufacturers. AIXTRON recorded revenues of EUR 227.8m for the full year 2012, which although nearly EUR 8m higher than the Q3 forecast for the full year, still represents a decrease of EUR 383.2m, or 63%, compared to EUR 611.0m in 2011. H2/2012 revenues were however c. 58% higher than H1/2012.

Total order intake in 2012 was EUR 131.4m, 74% down compared to 2011 (EUR 513.4m) although H2/2012 orders were c. 14% higher than H1/2012. The year-end order backlog stood at EUR 79.4m on December 31, 2012; 44% lower than at the same time in 2011 (December 31, 2011: EUR 141.0m). One third of this percentage point reduction came from the EUR 19m Order Backlog adjustment made in Q3/2012. The second half order intake development that became clearer in Q3/2012 did not constitute the expected second half market recovery and was catalyst for a thorough internal review into the immediate outlook.

The Management conclusion, announced in October 2012, was that the opening year objective of remaining EBIT profitable in 2012 was not achievable. The accompanying risk assessment that was conducted as part of this business review also concluded that the likelihood of ongoing subdued demand necessitated the reduction in value of certain work in progress assemblies, components and spare parts. As a result, the Company executed a significant write-down of inventories in Q3/12. The subdued business environment, evident throughout the year 2012, had the consequent effect on AIXTRON's 2012 earnings. Gross profit declined to EUR 400 thousand (2011: EUR 231.4m) and EBIT turned negative to EUR -132.3m (2011: EUR 112.9m). The Company continues to implement cost reduction measures which include both efficiency improvements and cost reductions measures throughout the organization. The 2012 net result of EUR -145.4m, was considerably down from the EUR 79.5m recorded in 2011 and resulted in a basic loss per share of EUR -1.44 (2011: earnings of EUR 0.79).

Appropriation of Net Loss

AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that the 2012 loss should be carried forward and consequently no dividend for 2012 will be distributed.

Management Review

Management expects demand for MOCVD production equipment to potentially improve as demand for LEDs increases later in the current year. On the same timeline, Management also envisages incremental equipment demand coming from non-LED emerging MOCVD applications and other technology markets, including Silicon and Organic Semiconductor applications. Nevertheless, the exact timing of that order intake pickup is difficult to predict whilst order visibility remains so low.

Paul Hyland, President & Chief Executive Officer of AIXTRON: '2012 proved to be an exceptionally challenging year for AIXTRON, largely due to the severe and extended macroeconomic headwinds that the whole world has been suffering from. Our original expectation that 2012 would develop into a transitory year with the prospect of a significantly better second half has evidently not materialized. However, the ongoing, albeit low level of demand we have seen in the second half of 2012 and into 2013, encourages us to reiterate our view that we have reached the bottom of the current cycle and that we might reasonably expect to see further market recovery at some point during 2013 driven by increasing demand for LED manufacturing equipment.

We also remain confident that we will see increased demand for our manufacturing equipment for non-LED applications such as power electronics, silicon or organic applications going forward. Despite the current short-term challenges, we will continue to invest into the development of manufacturing technologies for these and other emerging markets to secure our technological leadership and stay 'fit for the future'.'

Outlook

Despite the generally more positive outlook for the year 2013, there remains a high degree of uncertainty about the timing of a significant order recovery and Management is consequently unable to offer a precise revenue and EBIT margin guidance for the year at this time.

Financial Tables

The full year 2012 results presentation as well as the consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors, Reports/Presentations', as part of AIXTRON's Annual Report for 2012.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Thursday, February 28, 2013, 3:00 p.m. CET (6:00 a.m. PST, 9:00 a.m. EST) to review the full year 2012 results. From 2:45 p.m. CET (5:45 a.m. PST, 8:45 a.m. EST) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors, Reports/Presentations', following the conference call.

Contact:

Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	February 28, 2013	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO